Butterfield Reports Third Quarter 2018 Results

•	Net income of $50.4 million, or $0.90 per share;

•	Core net income[1] of $49.1 million, or $0.88 per share;

•	Return on average common equity of 23.2%; core return on average tangible common equity[1] of 24.9%;

•	Net interest margin of 3.37%;

•	Board declares a dividend for the quarter ended September 30, 2018 of $0.38 per common share;

•	James Burr appointed Lead Independent Director following retirement of David Zwiener.

Hamilton, Bermuda - October 23, 2018: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter ended September 30, 2018.
Third quarter core net income1 was $49.1 million, or $0.88 per diluted common share, compared to $51.7 million, or $0.93 per diluted common share in the previous quarter and $40.7 million, or $0.73 per diluted common share, for the third quarter of 2017. Core non-interest expenses were $82.2 million in the third quarter of 2018, compared with $78.2 million in the previous quarter and $73.6 million in the third quarter of 2017. The sequential increase in expenses was primarily due to severance costs of $2.4 million following an announced management restructuring during the third quarter of 2018. In addition, during the third quarter Butterfield had expenses of approximately $0.7 million associated with the set up a new bank in Jersey.
The core return on average tangible common equity1 for the third quarter of 2018 was 24.9%, down from 27.6% in the previous quarter and up from 22.2% in the third quarter of 2017. The return on average assets for the third quarter of 2018 was 1.9%, up from 1.8% in the previous quarter and 1.5% in the third quarter of 2017. The core efficiency ratio1 for the third quarter of 2018 was 63.2% compared with 59.0% in the previous quarter and 62.8% in the third quarter of 2017.
David Zwiener, who has served as a Director since August 2016 and as Lead Independent Director since July 2017, has decided to retire from Butterfield's Board. James ("Jim") Burr, who has served as a Director since June 2016, was appointed Lead Independent Director effective today.
Commenting on the results, Michael Collins, Butterfield's Chairman and Chief Executive Officer, said: “During the third quarter, we continued to generate strong results from our core businesses, capital efficient non-interest income and higher loan balances. Expense management is a priority for us, particularly as we integrate the previously announced acquisitions. Our strategy continues to generate industry leading returns with an attractive risk profile. We remain focused on pursuing additional growth through accretive acquisitions of trust businesses and banking in existing jurisdictions.”

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures 1

With regard to the change in Lead Independent Director, Michael Collins said, "I would like to thank David for his guidance and dedication to the interests of Butterfield's Board and shareholders over the last two years. We all wish David the very best in his future endeavors.
“I am pleased that Jim Burr has agreed to serve as Lead Independent Director. Jim has a longstanding relationship with the Bank, and his financial expertise has made him a valuable member of Butterfield’s Board."
Net interest income (“NII”) for the third quarter of 2018 was $88.3 million, an increase of $0.9 million compared with NII of $87.4 million in the previous quarter and $74.3 million in the third quarter of 2017. Increased NII in the third quarter of 2018 was due to favorable loan repricing and investment yields.
Net interest margin (“NIM”) for the third quarter of 2018 continued to expand to 3.37%, up 17 basis points from the NIM of 3.20% in the previous quarter and up 56 basis points from the NIM of 2.81% in the third quarter of 2017. NIM improved further in the third quarter of 2018 as rising interest rates benefited assets with continued low costs of deposits.
Non-interest income was $41.3 million for the third quarter of 2018, compared with $41.9 million in the previous quarter and $38.2 million in the third quarter of 2017. The year-over-year increase resulted from new fee revenues earned following the acquisition of Deutsche Bank's trust business.
Average customer deposit balances of $9.4 billion were down from $9.7 billion in the third quarter of 2017 and $10.1 billion in the second quarter of 2018.
Capital Management
The current total capital ratio as at September 30, 2018 was 23.3% as calculated under Basel III, which was effective for reporting purposes beginning on January 1, 2016. As of December 31, 2017, the Bank reported its total capital ratio under Basel III at 19.9%. Both of these ratios are significantly above regulatory requirements.
The Board remains committed to a balanced capital return policy. The Board again declared an interim dividend of $0.38 per common share to be paid on November 16, 2018 to shareholders of record on November 5, 2018. In addition to dividends, Butterfield currently has a Board approved share repurchase authorization of up to one million common shares available for capital management. The Bank did not repurchase any common shares in the third quarter of 2018.

ANALYSIS AND DISCUSSION OF THIRD QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	September 30, 2018	June 30, 2018	September 30, 2017
Non-interest income	41.3	41.9	38.2
Net interest income before provision for credit losses	88.3	87.4	74.3
Total net revenue before provision for credit losses and other gains (losses)	129.6	129.3	112.5
Provision for credit losses	2.8	0.5	0.7
Total other gains (losses)	0.7	(1.6)	1.8
Total net revenue	133.0	128.3	114.9
Non-interest expenses	(82.2)	(78.2)	(73.6)
Total net income before taxes	50.8	50.1	41.3
Income tax expense	(0.4)	(0.3)	(0.2)
Net income	50.4	49.7	41.1

Net earnings per share
Basic	0.91	0.90	0.75
Diluted	0.90	0.89	0.74

Per diluted share impact of other non-core items [1]	(0.02)	0.04	(0.01)
Core earnings per share on a fully diluted basis [1]	0.88	0.93	0.73

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	56,029	55,904	55,465

Key financial ratios
Return on common equity	23.2%	23.9%	20.7%
Core return on average tangible common equity [1]	24.9%	27.6%	22.2%
Return on average assets	1.9%	1.8%	1.5%
Net interest margin	3.37%	3.20%	2.81%
Core efficiency ratio [1]	63.2%	59.0%	62.8%

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

Balance Sheet	As at
(in $ millions)	September 30, 2018	December 31, 2017
Cash due from banks	1,259	1,535
Securities purchased under agreement to resell	72	179
Short-term investments	76	250
Investments in securities	4,576	4,706
Loans, net of allowance for credit losses	4,092	3,777
Premises, equipment and computer software	157	165
Goodwill and intangibles	77	61
Other assets	121	107
Total assets	10,430	10,779

Total deposits	9,066	9,536
Other liabilities	349	303
Long-term debt	143	117
Total liabilities	9,558	9,956
Common shareholders’ equity	872	823
Total shareholders' equity	872	823
Total liabilities and shareholders' equity	10,430	10,779

Key Balance Sheet Ratios:	September 30, 2018	December 31, 2017
Common equity tier 1 capital ratio	20.2%	18.2%
Tier 1 capital ratio	20.2%	18.2%
Total capital ratio	23.3%	19.9%
Leverage ratio	7.8%	6.9%
Risk-Weighted Assets (in $ millions)	4,194.6	4,254.2
Risk-Weighted Assets / Total Assets	40.2%	39.5%
Tangible common equity ratio	7.7%	7.1%
Non-accrual loans/gross loans	1.1%	1.2%
Non-performing assets/total assets	0.4%	0.4%
Total coverage ratio	64.0%	80.9%
Specific coverage ratio	31.7%	31.1%

QUARTER ENDED SEPTEMBER 30, 2018 COMPARED WITH THE QUARTER ENDED JUNE 30, 2018
Net Income
Net income for the quarter ended September 30, 2018 was $50.4 million, up $0.7 million from $49.7 million in the prior quarter.
The $0.7 million increase in net income in the quarter ended September 30, 2018 over the previous quarter was due principally to the following:

•	$2.8 million decrease in provisions for credit losses from a lower release from the general provisions during the quarter;

•
$2.3 million increase in interest income principally from interest earned on loans from slightly increased volumes and the impact of repricing, which increased yields, as well as increased yields on the investment portfolio and on short-term investments;

•
$2.2 million increase in total gains and losses, principally a result of a settlement loss related to a non-core settlement loss on the de-risking of a defined benefit pension plan in the prior quarter;

•	$2.9 million increase in salaries and other employee benefits, principally from severance payments made from a management restructuring completed in the current quarter;

•
$1.1 million increase in the remaining non-interest expense items, due to increased other non-interest expense as a result of higher technology and communication costs resulting from costs incurred with the new jurisdictions in Jersey, Singapore and Mauritius; and

•	$0.7 million decrease in non-interest income due principally a result of lower foreign exchange revenue from lower transaction volumes.

Non-Core Items1
Non-core items resulted in net credits to expenses and gains of $1.2 million in the quarter ended September 30, 2018, an increase of $3.2 million from net losses and expenses of $2.0 million in the prior quarter. Non-core items for the period comprised principally:

•
$1.2 million of credits to non-core professional and outside services expenses associated with the previously announced acquisition of Deutsche Bank's banking businesses in the Cayman Islands, Guernsey and Jersey as the Bank determined this to be an asset acquisition, which entails capitalizing the associated acquisition expenses;

•	$0.2 million of expenses associated with an internal review and account remediation program of US-person account holders; and

•	$0.2 million of gains and losses as a result of gains realized on the liquidation settlement from a former investment in a SIV.

Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

BALANCE SHEET COMMENTARY AT SEPTEMBER 30, 2018 COMPARED WITH DECEMBER 31, 2017
Total Assets
Total assets of the Bank were $10.4 billion at September 30, 2018, down $0.3 billion from December 31, 2017. The Bank maintained a highly liquid position at September 30, 2018, with $3.9 billion of cash and demand deposits with banks, reverse repurchase agreements and short and long-term investments, excluding held-to-maturity investments, representing 37.1% of total assets, compared with 49.1% at December 31, 2017.
Loans Receivable
The loan portfolio totaled $4.1 billion at September 30, 2018, an increase of $0.3 billion, due to new residential loan origination in the Channel Islands and the UK, as well as increases in government and commercial lending in Bermuda.
Allowance for credit losses at September 30, 2018 totaled $28.3 million, a decrease of $7.2 million from year-end 2017. The movement was due to slightly lower general provisioning rates across several jurisdictions, which was partially offset by several new specific provisions.
The loan portfolio represented 39.2% of total assets at September 30, 2018 (December 31, 2017: 35.0%), while loans as a percentage of customer deposits increased from 39.7% at year-end 2017 to 45.2% at September 30, 2018, both of which are due to an increase in loans underwritten during the quarter.
As of September 30, 2018, the Bank had gross non-accrual loans of $44.2 million, representing 1.1% of total gross loans, a slight decrease from the $43.9 million, or 1.2%, of total loans at year-end 2017. Net non-accrual loans were $30.2 million, equivalent to 0.7% of net loans. Butterfield continues to engage proactively with clients who experience financial difficulty.
Other real estate owned (“OREO”) had a decrease of $4.4 million to $4.7 million for the third quarter ended September 30, 2018, primarily as a result of sales transactions completed in the quarter.
Investment in Securities
The investment portfolio was $4.6 billion at September 30, 2018, down $0.1 billion from December 31, 2017.
The investment portfolio was made up of high quality assets with 99.5% invested in A-or-better-rated securities. The investment yield increased slightly from the previous quarter to 2.8% as at September 30, 2018. Total net unrealized losses were $121.8 million, compared to $19.2 million at year-end 2017. The increase in unrealized losses is attributable largely to continued increases in treasury rates during 2018.

Deposits
Average deposits were at $9.4 billion in the third quarter of 2018 compared to $9.7 billion in the fourth quarter of 2017. The cost of deposits increased six basis points from the previous quarter to 20 basis points.

Average Balance Sheet2

	For the three months ended
	September 30, 2018			June 30, 2018			September 30, 2017
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	1,668.0	5.8	1.38	2,348.0	7.9	1.36	2,241.5	4.6	0.81
Investment in securities	4,660.4	32.6	2.78	4,665.5	31.0	2.67	4,561.9	25.5	2.22
Trading	1.2	—	—	1.2	—	—	0.8	—	—
Available-for-sale	2,742.7	18.0	2.60	2,921.9	18.1	2.48	3,265.0	16.3	1.98
Held-to-maturity	1,916.5	14.7	3.04	1,742.4	12.9	2.98	1,296.1	9.2	2.83
Loans	4,050.5	56.6	5.54	3,957.6	53.7	5.44	3,682.3	47.9	5.16
Commercial	1,396.8	20.5	5.84	1,303.5	18.6	5.73	1,240.3	16.0	5.11
Consumer	2,653.7	36.0	5.38	2,654.1	35.1	5.30	2,442.0	31.9	5.19
Interest earning assets	10,378.9	95.0	3.63	10,971.1	92.7	3.39	10,485.8	78.0	2.95
Other assets	397.5		—	350.6		—	327.8		—
Total assets	10,776.4	95.0	3.50	11,321.8	92.7	3.28	10,813.5	78.0	2.86
Liabilities
Deposits	7,283.5	(4.8)	(0.26)	7,862.0	(3.6)	(0.18)	7,255.3	(2.5)	(0.14)
Securities sold under agreement to repurchase	—	—	—	1.8	—	(1.96)	—	—	—
Long-term debt	143.2	(1.9)	(5.31)	130.2	(1.7)	(5.25)	117.0	(1.3)	(4.26)
Interest bearing liabilities	7,426.7	(6.7)	(0.36)	7,994.1	(5.3)	(0.27)	7,372.3	(3.7)	(0.20)
Non-interest bearing current accounts	2,161.6		—	2,213.4		—	2,413.9		—
Other liabilities	263.5		—	302.8		—	255.7		—
Total liabilities	9,851.8	(6.7)	(0.27)	10,510.2	(5.3)	(0.20)	10,042.0	(3.7)	(0.15)
Shareholders’ equity	924.6		—	811.5		—	771.6		—
Total liabilities and shareholders’ equity	10,776.4		—	11,321.8		—	10,813.5		(0.15)
Non‑interest‑bearing funds net of non‑interest earning assets (free balance)	2,952.2			2,977.1			3,113.4
Net interest margin		88.3	3.37		87.4	3.20		74.3	2.81
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $105.5 billion and $25.1 billion, respectively, while assets under management were $5.1 billion as at September 30, 2018. This compares with $95.4 billion, $27.5 billion and $5.0 billion, respectively, at December 31, 2017.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	September 30, 2018	June 30, 2018	September 30, 2017
Net income to common shareholders	50.4	49.7	41.1
Non-core items
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)	(0.2)	(0.1)	(2.5)
Adjustment to holdback payable for a previous business acquisition	—	—	0.1
Settlement loss on de-risking on a defined benefit plan	—	1.5	—
Total non-core (gains) losses	(0.2)	1.4	(2.4)
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs	—	—	0.1
Tax compliance review costs	0.1	0.1	0.4
Business acquisition costs	(1.2)	0.4	1.1
Restructuring charges and related professional service fees	—	—	0.4
Total non-core expenses	(1.1)	0.6	2.0
Total non-core items	(1.2)	2.0	(0.4)
Core net income	49.1	51.7	40.7
Core net income attributable to common shareholders	49.1	51.7	40.7

Average common equity	859.9	833.5	788.9
Less: average goodwill and intangible assets	(76.7)	(83.0)	(61.3)
Average tangible common equity	783.2	750.4	727.6
Core earnings per share fully diluted [1]	0.88	0.93	0.73
Return on common equity	23.2%	23.9%	20.7%
Core return on average tangible common equity	24.9%	27.6%	22.2%

Non-interest expenses	82.2	78.2	73.6
Less: non-core expenses	1.1	(0.6)	(2.0)
Less: amortization of intangibles	(1.4)	(1.3)	(1.0)
Core non-interest expenses before amortization of intangibles	81.9	76.3	70.6
Core revenue before other gains and losses and provision for credit losses	129.5	129.3	112.5
Core efficiency ratio	63.2%	59.0%	62.8%

Conference Call Information
Butterfield will host a conference call to discuss the Bank’s results on Wednesday, October 24, 2018 at 10:00 a.m. Eastern Daylight Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, the successful integration of acquisitions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at http://www.sec.gov. We have no obligation and do not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Mark Johnson
Investor Relations                 Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
Fax : (441) 295 1220                Fax: (441) 295 3878
E-mail: noah.fields@butterfieldgroup.com         E-mail: mark.johnson@butterfieldgroup.com